NEDAK ETHANOL, LLC

FUELS FOR OUR FUTURE

FISCAL YEAR 2007 ANNUAL REPORT

SEPTEMBER 18, 2008

TABLE OF CONTENTS

PRESIDENT'S LETTER

To the Members of NEDAK Ethanol, LLC:

Much has occurred since our last annual meeting. The last time we were together, the construction schedule for our plant, according to our primary construction contract, called for ethanol production to begin in the middle of November, 2007. As we have reported over the year, the project has experienced several unavoidable delays.

We are pleased to report that the remaining obstacles have been identified and nearly all are resolved. Just a week ago we were able to provide more details on our website (www.nedakethanol.com) about construction issues and status, and that we expect to be in full production before the end of the year. While we have projected dates for full production in the past, we believe this new schedule is more certain because the production facility is mechanically complete, and all remaining elements of a plan to take us from where we are today to start-up and performance testing are in place.

As we move into the future and enter into operations, there are a couple significant activities that NEDAK's management and your Board of Directors plan in order to maximize the benefits of our new ethanol production facility for our investors.

Risk Management

Our Risk Management Committee of the Board of Directors is working to develop a unified marketing strategy. We have formed an alliance with four organizations that are proven leaders in the commodities markets for corn, ethanol, and distillers grains. RJ O'Brien is a commodities broker that is responsible for our market positions in purchasing corn and natural gas and in selling ethanol in the commodities futures markets. ECO Energy Partners is an ethanol marketing company that is responsible for marketing and selling all but incidental volumes of our ethanol production. JE Meuret Grain is a grain purchasing company that is responsible for negotiating with corn producers in our region and executing contracts for the purchase of corn to be delivered to NEDAK in Atkinson. Finally, Distillers Grain Services is a marketer of distillers grains who will be responsible for marketing all of our distiller's grains. Every week, the Risk Management Committee, along with our President and Controller, participate in a conference call with these firms and receive reports for all of the related markets, costs, prices, futures, and other information.

Once we are operational, this team will be required to provide about 1,500,000 bushels of corn per month to the plant, month in and month out. From that corn, we expect to produce about 24,000 tons of distillers grains and about 4,000,000 gallons of ethanol. It will be this team's responsibility to sell those two products at the best available prices.

It has been difficult to implement a risk management strategy because of the tremendous uncertainties in the commodity marketplaces. The recent commodity market trading has generally run with prices and costs that would allow an ethanol plant to barely break even. In other words, the buyers of ethanol know very clearly what it costs to make ethanol, and based on the price of corn today, they will pay only enough for ethanol to cover the costs of operations and the raw materials used. These price/cost relationships make it evident that our Risk Management Committee must manage purchases and sales to improve margins to desired levels.

Margin management will require significant working capital to avoid running the plant hand to mouth at near break-even levels from buying corn at today's cost and selling the ethanol produced at today's price. Because of that need for working capital, we have commenced a private offering of 1,200 additional membership units, which we expect to generate approximately $12,000,000 of working capital for risk management. This will be in addition to whatever working capital remains when the construction loan is converted to an operating loan and what will be generated by operations. While we recognize that this will dilute the existing Members' equity, without this added capital, we will be unable to adequately manage our margins.

Marketing and Growth Opportunities

It is the responsibility of the Risk Management Committee to maximize margins while providing raw materials and selling products. Beyond the immediate need to keep the corn bins full, the ethanol tanks empty and to move distillers grains, we look to the future for potential profit improvements in all directions. NEDAK's management and the Board of Directors clearly recognize the need to continually research, examine and implement opportunities to form alternative marketing strategies, establish and add processes incidental to ethanol production and other methods that may create additional Member value.

We are presently exploring:

- Saving the cost of running the dryer and maximizing profits by selling wet distillers grains
- Segregating all or a portion of the oil from the distillers grains to enhance profits in other markets
- Fractionation of protein, oil and other elements away from the corn raw material before beginning the fermentation process to keep the portions that do not add to alcohol production out of the fermenters and maximizing the values of those products.
- Developing NEDAK as a fuel blender to add profitable product sales as well as minimizing the costs of the denaturant requirements of alcohol production.
- Segregating the syrups from the wet cake before drying to maximize the benefit of the dryer, avoid difficulties that result from adding the oils in the syrup to the drying process, and to provide flexibility in the distillers grains markets.
- Strategic alliances with other ethanol plants (to minimize the inventory cost of spare parts, for example), with vendors to maximize operating efficiencies, and with customers to provide high-value products.

The Market Environment

It has been discouraging to see the bad press and mis-information that has challenged the value of the ethanol industry. For many months, ethanol producers have received serious attacks from many sides. We believe that the bottom of this curve has been reached. In recent weeks, many level-headed reasonable voices have come to the front with solid evidence and rational arguments to counter the undocumented claims that have so often taken the news headlines.

In Closing

I take this opportunity to thank you, investors, for making this opportunity to build for the future. I commit to you to work to make NEDAK Ethanol, LLC a valuable contributor in the renewable fuels industry and a profitable investment for you.

Here is to a bright future,

Jerome Fagerland, President and General Manager

COMPANY INFORMATION

General

NEDAK Ethanol, LLC (the "Company," or "us," or "we"), a Nebraska limited liability company, was formed on December 15, 2003 for the purpose of building a plant to produce ethanol and animal feed products on a site located near the City of Atkinson, Nebraska. Our 73-acre site lies southeast of Atkinson in north central Nebraska. Our principal business office is located at 87590 Hillcrest Road, Atkinson, Nebraska 68713. We have recently completed construction of our ethanol plant that we anticipate will have an annual capacity to process approximately 16 to 18 million bushels of corn, through a dry milling process, into approximately 44 million gallons of ethanol per year (mgy). We also expect our ethanol plant to annually produce approximately 290,000 tons of animal feed known as distillers grains. We plan to produce modified wet distillers grains which will be marketed by Distillers Grain Services LLC, as determined by prevailing market conditions. From the date of our formation until our commencement of operations, we were in the development stage and had no sales activities, other than the sale of corn positions we had forward contracted and for which we did not have a use prior to production.

We and our primary construction contractor, Delta-T Corporation ("Delta"), have agreed for contractual purposes that the plant was mechanically complete as of July 28, 2008. On that date, we commenced commissioning and start-up processes, which were initially scheduled to take 60 days and will end with completion of performance testing, though we believe now this phase will require some additional time. However, Delta-T is making major progress: the boilers are in the testing phase and will soon be producing steam, the cooling towers are scheduled for commissioning, major portions of the control system are operable, and the bins are full of corn purchased at very favorable prices. That corn and the remaining corn purchase contracts on the books will allow us to produce approximately 7,000,000 gallons of ethanol, which will generate approximately $5,000,000 of working capital for operations. At the time of the 2008 Annual Members Meeting, we expect to have produced the first samples of ethanol.

Our Directors and Officers

Below is certain information about our Directors and officers. Additional information about our Directors and officers is provided in our proxy statement for our 2008 Annual Members' Meeting.

- Jeff Lieswald, a Director, is a principal of Agland Electric Motor (a retail electric motor reseller) and has worked as an electrician for 22 years.
- Todd Shane, a Director, is a farmer and rancher with HBK Land & Cattle Co.
- Kirk Shane, a Director, is a farmer and rancher.
- Gerald Winings, a Director, is the manager of Atkinson Fertilizer, Inc., a blender and distributor of agricultural fertilizers.
- Everett Vogel, Vice President, a Director and Chairman of the Board, is President and a Director of Stuart Fertilizer and Grain, Inc., a blender and distributor of agricultural fertilizers.
- Paul Seger, a Director, is the owner of Seger Farms and the President of Seger Grain and Trucking, Inc.
- Kenneth Osborne, a Director, is the President and a Director of Osborne Construction, Inc.
- Robin Olson, a Director, is a Director of Olson Industries, Inc., a manufacturer of airport light bases, irrigation systems, commercial trash containers, electric utility poles and other galvanized products, and is a Principal of Alpha Galvanizing.
- Clayton Goeke, a Director, is a farmer and rancher.

- Jerome Fagerland is the Company's President, General Manager and a Director.
- Steve Dennis, a Director, is the owner and manager of O'Neill Grain Co., a grain elevator.
- Paul Corkle, a Director, is a farmer and rancher and owner of Corkle Insurance Agency.
- Timothy Borer, the Secretary, Treasurer and a Director, is a farmer.
- Richard Bilstein, a Director and Vice President of the Board, is a Farm Manager for Seger Farms.

Our Fiscal Year 2007 Annual Report on Form 10-KSB

Attached to this Annual Report is our fiscal year 2007 annual report on Form 10-KSB, which we filed with the Securities and Exchange Commission ("SEC") on April 1, 2008. The 10-KSB contains some information about us that has since been updated in subsequent reports we have filed with the SEC. In addition, the Proxy Statement which this Annual Report accompanies contains updates to some of the information contained in the 10-KSB. Nonetheless, the 10-KSB provides a detailed description of our properties, our business, and many other matters, in addition to our audited financial statements for fiscal year 2007.

As required by law, we filed a number of exhibits to the 10-KSB with the SEC. If you would like a copy of any exhibit to the 10-KSB mailed to you, free of charge, please contact Melinda Osborne at (402) 925-5570.

ANNUAL REPORT ON FORM 10-KSB FOR FISCAL 2007

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